UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13GA

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COWEN GROUP, INC.

(Name of Issuer)

           Common Stock, par value $0.01 per share

(Title of Class of Securities)

              223621103

(CUSIP Number)

                           December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

[X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 6 Pages

1.	Names of Reporting Persons. SG Americas Securities Holdings, Inc. I.R.S. Identification Nos. of above persons (entities only). 06-1703332
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,382,608
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,382,608
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,608
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.08%
12.	Type of Reporting Person: OO

Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

Cowen Group, Inc. (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

1221 Avenue of the Americas, New York, NY, 10020

Item 2(a).  Name of Person Filing

SG Americas Securities Holdings, Inc. (the “Reporting Person”)

Item 2(b).  Address of Principal Business Office or, if None, Residence

1221 Avenue of the Americas, New York, NY, 10020

Item 2(c).  Citizenship

Delaware

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2(e).  CUSIP Number:

223621103

Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

As of December 31, 2007, the Reporting Person may be deemed to beneficially own 1,382,608 of the Shares of the Issuer.

Item 4(b) Percent of Class:

The number of Shares of which the Reporting Person may be deemed to be the beneficial owner of constitutes 9.08% of the total number of Shares outstanding (based upon information provided by the Issuer on the Form S-3 filed on December 5, 2007, stating that the Issuer had 15,221,259 outstanding Shares as of November 30, 2007).

Item 4(c) Number of Shares of which the Reporting Person has:

SG Americas Securities Holdings, Inc.
(i) Sole power to vote or direct the vote:	1,382,608
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,382,608
(iv) Shared power to dispose or direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10. Certification:

By signing below the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2008

SG AMERICAS SECURITIES HOLDINGS, INC.

By:	/s/ Governor Tipton
Name:	Governor Tipton
Title:	Corporate Secretary